TASEKO RESPONDS TO GOVERNMENT OF CANADA DECISION ON
NEW PROSPERITY PROJECT

February 27, 2014, Vancouver, BC – The Government of Canada has announced it will not issue the federal authorizations necessary for Taseko’s (TSX: TKO; NYSE MKT: TGB) (the "Company") New Prosperity Project to proceed.

The Company fundamentally disagrees with the decision the federal government has made and believes they based their decision on a panel report which contains serious flaws. New Prosperity can be built to a high standard of environmental integrity, including the full protection of Fish Lake.

Russell Hallbauer, President and CEO of Taseko commented, “We are not alone in our disappointment. Many others, including the Government of British Columbia and the thousands of Cariboo residents who have worked hard to support New Prosperity will be similarly discouraged. We thank each of them for the confidence they have placed in us and wish to assure them that our commitment to the Cariboo remains strong. We will continue to support the excellent work of our 700 employees at Gibraltar, Canada’s second largest open pit copper mine and the largest employer in the Cariboo region.”

Mr. Hallbauer continued, “At the invitation of the federal government in 2010, Taseko committed $300 million to address the concerns from the first panel review and submitted a new proposal. After a second lengthy and costly federal review, the federal government has once again stood in the way of the development of an important project to British Columbia.”

Taseko will proceed with the federal judicial review which commenced in December. The judicial review challenges certain Panel findings and the Panel’s failure to comply with principles of procedural fairness.

Taseko will take the necessary steps to protect this valuable asset, but at the same time, will also look at other opportunities to increase shareholder value.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors - Brian Bergot 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

  This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

  For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.